Exhibit (a)(5)(D)

Steel Partners Completes Exchange Offer
To Acquire Remaining Shares of Handy & Harman

NEW YORK, N.Y. — October 12, 2017--Steel Partners Holdings L.P. (NYSE:SPLP), a diversified global holding company, today announced that it has successfully completed its exchange offer to acquire the remaining shares of Handy & Harman Ltd. (NASDAQ: HNH), a diversified global industrial company, it does not own.

The offer expired at 12:00 midnight, New York City time, at the end of October 11, 2017. As of the expiration, 2,352,456 shares had been validly tendered and not validly withdrawn, representing approximately 89.5% of Handy & Harman’s outstanding shares of common stock (including shares owned by Steel Partners and its affiliated entities) and approximately 58.6% of Handy & Harman’s outstanding shares of common stock not owned by Steel Partners or any of its affiliates. The conditions to the offer were satisfied, and Steel Partners has accepted for payment and will promptly pay for all validly tendered shares.

“Today’s announcement is positive news for Steel Partners, Handy & Harman and all of our combined stakeholders,” said Warren Lichtenstein, Executive Chairman of Steel Partners. “The transaction is a major step in accomplishing our objective of streamlining our corporate structure and fostering cost effective management.”

“The transaction allows us to continue to focus on serving our customers and growing our business, and at the same time eliminates the added expense and management time associated with being a separate publicly traded company,” added Bill Fejes, President and Chief Executive Officer of Handy & Harman Group Ltd.

Steel Partners expects to complete the acquisition of the remaining shares of Handy & Harman later today through a merger without a vote or meeting of Handy & Harman’s stockholders, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. Each remaining share of Handy & Harman common stock subject to, but not purchased in, the offer will be converted into the right to receive the same 1.484 6.0% Series A preferred units of Steel Partners that will be paid in the offer. Upon completion of the merger, Handy & Harman will become an indirect wholly owned subsidiary of Steel Partners. Handy & Harman’s common stock will no longer be listed on the Nasdaq Capital Market.

The preferred units to be issued to Handy & Harman stockholders in the offer and the merger are identical in all respects to the 6.0% Series A preferred units of Steel Partners (CUSIP 85814R 206) that are currently listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “SPLPPRA,” except that the newly issued preferred units will trade under the temporary CUSIP 85814R 305 and the temporary ticker symbol “SPLPPRT” through December 31, 2017. The sole purpose of this interim measure, coordinated with the NYSE, is to enable Steel Partners to distinguish between the existing preferred units, which are entitled to the full quarterly distribution payment on December 15, 2017, and the newly issued preferred units, whose holders will be entitled to receive a pro rata distribution from the date of issuance, as well as to facilitate 2017 tax reporting. Immediately after December 31, 2017, the preferred units issued in the offer and the merger will be assimilated under CUSIP 85814R 206 and trade under the ticker symbol “SPLPPRA.” The NYSE has advised that the newly issued preferred units are expected to begin trading on October 16, 2017.

American Stock Transfer & Trust Company, LLC is acting as depositary for the offer.

About Steel Partners Holdings L.P.

Steel Partners Holdings L.P. (www.steelpartners.com) is a diversified global holding company that engages in multiple businesses through consolidated subsidiaries, associated companies and other interests. It owns and operates businesses and has significant interests in leading companies in various industries, including diversified industrial products, energy, defense, supply chain management and logistics, banking and youth sports.

About Handy & Harman Ltd.

Handy & Harman Ltd. (www.handyharman.com) is a diversified manufacturer of engineered niche industrial products, with leading market positions in many of the markets it serves. Through its wholly-owned operating subsidiaries, the company focuses on high-margin products and innovative technology and serves customers across a wide range of end markets. Handy & Harman's diverse product offerings are marketed throughout the United States and internationally.

Forward-Looking Statements

Statements in this press release regarding the transaction between Steel Partners and Handy & Harman, future financial and operating results, benefits of the transaction, future opportunities for Steel Partners’ and Handy & Harman’s businesses and any other statements by management of Steel Partners and Handy & Harman concerning future expectations, beliefs, goals, plans or prospects constitute forward-looking statements.  Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based.  Statements that are not historical facts, including statements about the beliefs and expectations of the parties and their management, are forward-looking statements.  All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties and other factors that can cause actual events and results to differ materially from historical results and those projected.  Risks and uncertainties include the ability of Steel Partners to successfully integrate Handy & Harman’s business and the risk that the expected benefits of the transaction may not be realized or maintained.

A further list and description of additional business risks, uncertainties and other factors can be found in Steel Partners’ Annual Report on Form 10-K for the fiscal year ended December 31, 2016, Handy & Harman’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as well as other filings by Steel Partners and Handy & Harman with the SEC. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov. Many of the factors that will determine the outcome of the transaction are beyond Steel Partners’ and Handy & Harman’s ability to control or predict. Neither Steel Partners nor Handy & Harman undertakes to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

For more information, contact:

PondelWilkinson Inc.
Roger S. Pondel, 310-279-5965
rpondel@pondel.com